100 Pearl Street Hartford, CT 06103	800.248.7971	VIRTUS.COM

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Re:	Virtus Investment Partners, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 24, 2016

Form 8-K

Filed July 29, 2016

File No. 001-10994

Ladies and Gentlemen:

On behalf of Virtus Investment Partners, Inc., a Delaware corporation (the “Company”), submitted herewith is the Company’s response to comments contained in the letter dated July 29, 2016 from Stephanie L. Sullivan, Senior Assistant Chief Accountant, Office of Financial Services, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Commission on February 24, 2016, and the Company’s Current Report on Form 8-K, which was filed with the Commission on July 29, 2016.

The comments and responses set forth below are keyed to the comments, which we have reproduced in bold, italicized print.

Virtus Investment Partners, Inc.

August 12, 2016

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business, page 1

Our Investment Products, page 3

Comment:

1.	We note that you provide a list of your open-end funds as of December 31, 2015 on page 4, including the related Assets, Advisory Fee percentage and 3-Year Average Return percentage. In an effort to provide more fulsome disclosure and increase transparency of fund information, please expand your disclosure to provide additional quantitative and/or qualitative information, including maturity date, geographic market, industry and performance relative to a benchmark index.

Response:

In response to the Staff’s comment to provide more fulsome disclosure and increase transparency of fund information, the Company will expand its open-end funds disclosure under Item 1, Business, in future filings to provide by peer group category (i.e., short term bond, diversified emerging markets equity) additional relevant qualitative information regarding each fund’s characteristics, including information with respect to industry, geographic market and maturity date/duration, as applicable. In addition, the Company will update its open-end funds disclosure to provide expanded quantitative information, including three-year relative investment performance compared to respective benchmarks and peers.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 27

Other Income (Expense), net, page 31

Comment:

2.	We note that Other income (expense), net decreased $23.8 million or 837% from the prior year primarily due to realized and unrealized losses on the investments of your consolidated sponsored investment products and consolidated investment product. Given the significance of these losses to current year net income, please enhance your discussion to separately quantify the realized and unrealized portions of losses on these investments and expand your discussion of the drivers of the increase in losses, including the nature and investment focus of the underlying investments. Refer to S-K Item 303(A)(3).

Virtus Investment Partners, Inc.

August 12, 2016

Response:

The Company notes the Staff’s comment to expand its discussion of the drivers of other income (expense), net. The decrease of $23.8 million for the year ended December 31, 2015 as compared to the same period in the prior year was primarily due to an increase in unrealized and realized losses with respect to the investments of our consolidated sponsored investment products and our consolidated investment product. In particular, the decrease in other income (expense) was driven primarily by unrealized losses of approximately $16.2 million and realized losses of approximately $3.5 million for the year ended December 31, 2015, in each case from our investments in four funds which included allocations to energy master-limited partnerships and an emerging markets debt fund. In addition, the decrease also included unrealized losses of approximately $3.5 million related to the investments of our consolidated investment product which began in 2015 and primarily consists of bank loan assets.

In future filings, the Company will provide expanded disclosure of other income (expense), net within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations consistent with the presentation reflected in the Company’s second quarter Form 10-Q filed on August 9, 2016, an excerpt of which is shown in Annex A.

Item 8. Financial Statements and Supplementary Data, page 40

Note 2. Summary of Significant Accounting Policies, page F-9

Investments, page F-10

Comment:

3.	In your market risk disclosure on page 40, we note that the fair value of marketable securities was $295.7 million as of December 31, 2015. However, on page F-17, the fair value of total marketable securities was $41.5 million as of December 31, 2015. Please help us to reconcile these amounts and enhance your definition of marketable securities on page F-10 to clarify whether they include investments of the consolidated sponsored investment products and consolidated investment product, including whether they are accounted for as trading or available-for-sale securities.

Response:

The Company notes the Staff’s comment to reconcile the fair value of marketable securities presented in Item 7A. Quantitative and Qualitative Disclosures about Market Risk with the fair value of total marketable securities reflected on page F-17. The difference in the amounts presented is due to the fact that the fair value of marketable securities of $295.7 million disclosed in Item

Virtus Investment Partners, Inc.

August 12, 2016

7A represents both our marketable securities of $41.5 million, as presented on page F-17, as well as our net interests in consolidated sponsored investment products of $254.5 million, as presented on page F-27.

Additionally, in response to the Staff’s comment regarding the definition of marketable securities on page F-10, the Company will revise future filings to clarify that investments of the consolidated sponsored investment products and consolidated investment product are not included in the definition of marketable securities. Separately, the Company will add disclosure that investments of consolidated sponsored investment products and consolidated investment products are accounted for as trading securities.

In response to the Staff’s comments, the Company has clarified the market risk disclosure included in its second quarter 2016 Form 10-Q filed on August 9, 2016, an excerpt of which is reflected in Annex B.

Form 8-K Filed July 29, 2016

Exhibit 99.1

Comment:

4.	We note your reconciliation, which is prepared on a full consolidated income statement basis, of U.S. GAAP Basis to Non-GAAP Basis for the three months ended June 30, 2016 and 2015, the three months ended March 31, 2016, and for the six months ended June 30, 2016 and 2015 on pages 9, 10, 11, 12 and 13 of your earnings release, respectively. Please revise future earnings releases to no longer present a full non-GAAP income statement when reconciling your non-GAAP financial metrics to your GAAP results. Instead, just separately reconcile the non-GAAP metrics on an individual basis which are used in your earnings release. Please refer to Question 102.10 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Company notes the Staff’s comment regarding the use of a full non-GAAP income statement when reconciling non-GAAP financial metrics to GAAP results in future quarterly earnings releases. In future earnings releases, the Company will separately reconcile each non-GAAP financial metric to the applicable GAAP measure on an individual basis.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Virtus Investment Partners, Inc.

August 12, 2016

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Commission may have additional comments after reviewing this letter.

Please do not hesitate to contact me at (860) 263-4710 with any questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ Michael A. Angerthal

Michael A. Angerthal
Chief Financial Officer

Virtus Investment Partners, Inc.

Annex A

ANNEX A – Excerpt from Item 7. Management’s Discussion and Analysis of Financial Condition

and Results of Operations contained in the Company’s Form 10-Q for the quarterly period ended

June 30, 2016

Other (Expense) Income, net

Other (Expense) Income, net by category were as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
	2016	2015	2016 vs. 2015%		2016	2015	2016 vs. 2015%
($ in thousands)
Other Income (Expense)
Realized and unrealized gain on investments, net	$3,281	$343	$2,938	856.6%	$2,623	$888	$1,735	195.4%
Realized and unrealized gain (loss) on investments of consolidated sponsored investment products, net	3,097	(3,242)	6,339	195.5%	3,392	(652)	4,044	620.2%
Realized and unrealized gain of consolidated investment product, net	581	—	581	100.0%	2,816	—	2,816	100.0%
Other (expense) income, net	(15)	247	(262)	106.1%	213	682	(469)	(68.8)%

Total Other Income (Expense), net	$6,944	$(2,652)	$9,596	361.8%	$9,044	$918	$8,126	885.2%

Realized and unrealized gain on investments, net

Realized and unrealized gain on investments, net increased during the three and six months ended June 30, 2016 by $2.9 million and $1.7 million, or 856.6% and 195.4%, respectively, compared to the same periods in the prior year. The increase in realized and unrealized gains and losses for the three and six months ended June 30, 2016 is primarily due to a realized gain of approximately $2.9 million on the sale of one of our equity method investments, a minority interest in a subadvisor, during the three months ended June 30, 2016.

Virtus Investment Partners, Inc.

Annex A

Realized and unrealized gain (loss) on investments of consolidated sponsored investment products, net

Realized and unrealized gains on investments of consolidated sponsored investment products were $3.1 million and $3.4 million during the three and six months ended June 30, 2016, respectively, compared to realized and unrealized losses of consolidated sponsored investment products of $3.2 million and $0.7 million during the same periods in the prior year. The realized and unrealized gains, net for the three and six months ended June 30, 2016 are primarily related to emerging markets debt and target date retirement strategies. The realized and unrealized loss, net for the three months ended June 30, 2015 was primarily attributable to our alternative funds.

Realized and unrealized gain of consolidated investment product, net

Realized and unrealized gains on investments of our consolidated investment product was $0.6 million and $2.8 million during the three and six months ended June 30, 2016, respectively. The realized and unrealized gains of our consolidated investment product during the three months ended June 30, 2016, primarily consists of $1.0 million in unrealized gains on the note payable of the consolidated investment product partially offset by $0.4 million in unrealized losses on the investments of the consolidated investment product. The realized and unrealized gains of our consolidated investment products during the six months ended June 30, 2016 primarily consists of $1.8 million in unrealized gains on the investments and $1.0 million in unrealized gains on the note payable of the consolidated investment product.

Virtus Investment Partners, Inc.

Annex B

ANNEX B – Excerpt from Item 3. Quantitative and Qualitative Disclosures about Market Risk contained in the Company’s Form 10-Q for the quarterly period ended June 30, 2016

Market Risk

Substantially all of our revenues are derived from investment management, distribution and service and administration and transfer agent fees, which are based on the market value of assets under management. Accordingly, a decline in the prices of securities would cause our revenues and income to decline due to a decrease in the value of the assets under management. In addition, a decline in security prices could cause our clients to withdraw their investments in favor of other investments offering higher returns or lower risk, which would cause our revenues and income to decline.

We are also subject to market risk due to a decline in the market value of our investments, which consist of marketable securities, the Company’s net interests in consolidated sponsored investment products and the Company’s net interest in a consolidated investment product. The following table summarizes the impact of a 10% increase or decrease in the fair values of these financial instruments:

	June 30, 2016
$ in thousands	Fair Value	10% Change
Marketable Securities - Available for Sale (a)	$3,569	$357
Marketable Securities - Trading (b)	76,665	7,667
Company’s net interests in Consolidated Sponsored Investment Products (c)	104,872	10,487
Company’s net interest in Consolidated Investment Product (c)	27,502	2,750

Total Investments subject to Market Risk	$212,608	$21,261

(a)	Any gains or losses arising from changes in the fair value of available-for-sale investments are recognized in accumulated other comprehensive income, net of tax, until the investment is sold or otherwise disposed of, or if the investment is determined to be other-than-temporarily impaired, at which time the cumulative gain or loss previously reported in equity is included in income. The Company evaluates the carrying value of investments for impairment on a quarterly basis. In its impairment analysis, the Company takes into consideration numerous criteria, including the duration and extent of any decline in fair value, and the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value. If the decline in value is determined to be other-than-temporary, the carrying value of the security is generally written down to fair value through the Consolidated Statement of Operations. If such a 10% increase or decrease in fair value were to occur, it would not result in an other-than-temporary impairment charge that would be material to the Company pre-tax earnings.

Virtus Investment Partners, Inc.

Annex B

(b)	If such a 10% increase or decrease in fair values were to occur, the change of these trading investments would result in a corresponding increase or decrease in our pre-tax earnings.
(c)	These represent the Company’s direct investments in investment products that are consolidated. Upon consolidation, these direct investments are eliminated, and the assets and liabilities of CIP and CSIP are consolidated in the Consolidated Balance Sheet, together with a noncontrolling interest balance representing the portion of the CIP or CSIP owned by third parties. If a 10% increase or decrease in the fair values of the Company’s direct investments in CIP and CSIP were to occur, it would result in a corresponding increase or decrease in our pre-tax earnings.